Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES ADDITIONAL INVESTMENT IN
MAPLE GOLD MINES LTD.

Toronto (February 17, 2026) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has acquired 662,780 common shares (“Common Shares”) of Maple Gold Mines Ltd. (TSX-V: MGM) (“Maple”) at C$2.45 per Common Share (the “Share Purchases”) for total consideration of C$1,623,811 from several sellers that participated in an offering of flow-through Common Shares undertaken by Maple immediately prior to the Share Purchases.

On September 9, 2025, Agnico Eagle filed an early warning report disclosing that it owned Common Shares and common share purchase warrants (each, a “Warrant”) representing approximately 15.38% and 16.32% of the then issued and outstanding Common Shares on a non-diluted and partially-diluted basis, respectively. Thereafter, Maple completed certain dilutive securities issuances which reduced Agnico Eagle’s ownership interest, immediately prior to the Share Purchases, to approximately 12.90% and 13.71% on a non-diluted and partially-diluted basis, respectively. Following the Share Purchases, Agnico Eagle owns 8,716,825 Common Shares and 586,619 Warrants, representing approximately 12.98% of the issued and outstanding Common Shares on a non-diluted basis and 13.73% of the issued and outstanding Common Shares on a partially-diluted basis, assuming exercise of the Warrants held by Agnico Eagle and after giving effect to all other security issuances completed by Maple concurrently with the Share Purchases.

Agnico Eagle and Maple are party to an investor rights agreement dated October 13, 2020, pursuant to which Agnico Eagle is entitled to certain rights, provided Agnico Eagle maintains certain ownership thresholds in Maple, including: (a) the right to participate in equity financings in order to maintain its pro rata ownership in Maple at the time of such financing or acquire up to a 19.9% ownership interest in Maple; and (b) the right (which Agnico Eagle has no present intention of exercising) to nominate one person (and in the case of an increase in the size of the board of directors of Maple to eight or more directors, two persons) to the board of directors of Maple.

Agnico Eagle acquired the Common Shares as part of its strategy of acquiring strategic positions in prospective opportunities with high geological potential. Depending on market conditions, strategic priorities and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares or other securities of Maple, or dispose of some or all of the Common Shares or other securities of Maple that it owns at such time.

An amended early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Maple's head office is located at 1111 West Hastings Street, 6th Floor, Vancouver, British Columbia V6E 2J3.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. The Company is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at February 17, 2026. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to Agnico Eagle's acquisition or disposition of securities of Maple in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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